Confidential Treatment Requested

by Qwest Communications International Inc.

Qwest

1801 California, Suite 5100

Denver, CO 80202

(303) 992-6244

Facsimile (303) 296-2782

stephen.brilz@qwest.com

Stephen E. Brilz

VP-Deputy General Counsel

FOIA Confidential Treatment Request

October 26, 2007

Ms. Kathleen Krebs

Special Counsel - Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Mail Stop 3720

Washington, D.C. 20549

Re:	Qwest Communications International Inc.
Definitive Schedule 14A
Filed March 29, 2007
File No. 1-15577

Dear Ms. Krebs:

Qwest Communications International Inc. (“QCII,” the “Company,” “Qwest,” “us,” “we,” “our,” or “its”) hereby responds to the Staff’s comments with respect to the above-referenced filing. For the Staff’s convenience, we have set out in bolded text each of the Staff’s comments contained in its September 27, 2007 comment letter, followed in each case by our response.

Pursuant to 17 C.F.R. § 200.83, the Company is requesting confidential treatment for portions of our response to comment #6. The Company requests that these portions, as indicated by [***], be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information, disclosure of which would cause the Company competitive harm. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act (“FOIA”) or otherwise, the Company respectfully requests that we be notified immediately so that we may further substantiate this request for confidential treatment. Please address any notification of a request for access to such documents to my attention.

Governance of the Company, page 10

Meetings and Committees, page 12

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by Qwest Communications International Inc.

Compensation and Human Resources Committee, page 13

1.                                      You disclose on page 13 that the compensation committee established a committee consisting solely of your chief executive officer and delegated to this committee the authority to grant plan awards. To the extent that your chief executive officer granted any awards to named executive officers through this committee, please describe what aspects of performance or other factors he considered in granting the awards.

Response:

Please be advised that, as disclosed on page 13 of the 2007 proxy statement, this committee does not grant plan awards to any of our named executive officers, all of whom are subject to Section 16 of the Securities Exchange Act of 1934. Only the Compensation and Human Resources Committee (the “Committee”) of our Board of Directors approves grants to named executive officers.

Compensation, page 16

Director Compensation Table, page 16

2.                                      Disclose all assumptions made in the valuation of awards in the option awards column of the director compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

Response:

Consistent with Instruction 1 to Regulation S-K Item 402(c)(2)(v) and (vi), we included on page 17 a footnote to the Director Compensation Table that discloses all assumptions made in the valuation of plan awards. We noted in this footnote that the listed amount for each award represents the amount we recognized in 2006 “for financial statement reporting purposes with respect to options granted in 2006 and previous years.”  In future filings, we will include a more specific reference to the discussion of assumptions included in our financial statements or our management’s discussion and analysis. The more specific reference will identify a particular note to our financial statements or a particular paragraph in our management’s discussion and analysis.

3.                                      Refer to your disclosures in the last paragraph on page 18 regarding other compensation that may be attributed to non-employee directors. As appropriate, please include these payments and other amounts in the all

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by Qwest Communications International Inc.

other compensation column of the director compensation table as required by Regulation S-K Item 402(k)(2)(vii) and Instructions 2 and 3 to Item 402(k)(2)(vii).

Response:

We do not believe it would be appropriate to include any of the items described in this paragraph in the Director Compensation Table. Please note that the payments described in this paragraph are related to reimbursable business-related expenses, or are otherwise items that do not present any incremental cost to the Company.

Compensation of Executive Officers, page 25

Compensation Discussion and Analysis, page 25

4.                                      On pages 25 through 28 you reference individually-tailored considerations the compensation committee makes in determining base salary levels and incentive compensation amounts. Throughout your Compensation Discussion and Analysis, please disclose more specifically how the committee’s consideration of these individual performance, subjective and other mentioned factors resulted in the amounts each officer earned for each compensation element for the last completed fiscal year. See Regulation S-K Item 402(b)(2)(vii).

Response:

With respect to base salary, the Company believes that the disclosure on page 27 includes all material information with respect to the factors that contributed to the base salary of each named executive officer for 2006. Specifically, the Company states that Mr. Notebaert’s base salary for 2006 was the same as it has been since he joined Qwest in 2002 and that the Committee determined that increases to his total compensation should come through other elements of compensation. The Company further provides the amounts of salary increases for each of the other named executive officers for 2006 and explains that the increases were based on individual performance and a review of market and proxy data. Please note that details regarding the evaluation of individual performances are specifically provided in the discussion on pages 28 and 29 regarding bonus compensation — i.e., the Committee’s evaluation of Mr. Notebaert’s success in achieving specific, identified accomplishments, and its consideration of Mr. Notebaert’s appraisal of the contributions of the other named executive officers in achieving those same accomplishments. To the extent there are material increases in base salary disclosed in future proxy statements for any named executive officer, we will provide detail that describes the material factors considered by the Committee in making the determination to increase the base salary for that officer.

Confidential Treatment Requested

by Qwest Communications International Inc.

With respect to bonus compensation amounts, the Company states on pages 28-29 that the evaluation of individual performance is based on an evaluation of the executive’s overall performance compared to pre-established performance objectives and the executive’s behavior in view of Qwest’s brand attributes and values. The Company details on page 29 that, in determining Mr. Notebaert’s individual performance percentage, the Committee considered the Company’s financial performance (including exceeding cash flow and net income targets, achieving our first year of profitability and strengthening our balance sheet), improved credit ratings, improved customer service ratings, significant advancement in resolving outstanding litigation and continued progress in leveling the competitive environment in the regulatory arena. The Company then illustrates how his individual performance achievement level contributed to his total incentive compensation amount on page 29. The Company believes that the detailed explanations provided in the 2007 proxy statement regarding the factors considered by the Committee in determining Mr. Notebaert’s individual performance percentage provide all of the material information with respect to how his achievement levels were determined. With respect to the other named executive officers, the Company disclosed that the Committee determined their individual performance percentages by considering recommendations from Mr. Notebaert based on his evaluation of their individual contributions to the accomplishments detailed for Mr. Notebaert and summarized above. The Company also illustrated how each of their individual performance achievement levels contributed to their total incentive compensation amount.

Given the inherently discretionary and subjective nature of assessing individual performance, the Company believes that its disclosure provides all of the material information with respect to how the Committee’s consideration of individual performance resulted in the bonus compensation payout amounts for 2006. In future filings, we will consider whether there are any specific aspects of individual performance that we should disclose if they have a material impact on the compensation decisions for any of the named executive officers.

Elements of Compensation, page 26

Total Annual Cash Compensation, page 27

5.                                      You state the types of performance measures the committee established for determining bonuses for the last fiscal year. For each named executive officer, please disclose the performance targets for these measures. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation for such conclusion. Also disclose how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed performance targets. General statements regarding

Confidential Treatment Requested

by Qwest Communications International Inc.

the level of difficulty or ease associated with achieving the targets are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target and threshold levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm. To the extent the targets are not stated in quantitative terms, explain how you determine the officer’s achievement levels for that performance measure.

Response:

We believe that the disclosures we have made with regard to bonus compensation are sufficient and provide all information that must be disclosed for purposes of evaluating the appropriateness of bonuses paid to our named executive officers. Under the headings below, we separately address each of the issues raised by the Staff in this comment.

Disclosure of Performance Targets

The Company does not believe that disclosure of the specific financial performance targets would be material to an investor’s understanding of the incentive plan compensation of the named executive officers. As described on pages 27-28, the Company determines corporate performance by taking a weighted average of a combination of measures and states that for Messrs. Notebaert, Shaffer and Baer, corporate performance is the weighted average of the following measures: revenue (25%), net income (25%), cash flow (30%) and imperatives (20%). As described in the proxy statement, imperatives are expressed in qualitative terms. With respect to Mr. Allen and Ms. Krueger, corporate performance is based 60% on the weighted average of the four performance measures described above and 40% on their respective business unit’s performance (each of which includes three specific performance measures, one of which is also imperatives). A range of targets is approved for each measure that corresponds to a payout range from 0% to 150%. Given the weighting of these various measures, there are numerous combinations of financial results that would result in the same or similar payouts to the named executive officers. Furthermore, imperatives, which are stated in qualitative terms, are also included in the total corporate performance percentage, so a payout at a certain level is affected not just by financial performance but by subjective assessments of performance as well. Identifying specific targets for each financial measure would not enhance an investor’s understanding of how difficult it would be to achieve a certain targeted payout, which the Company believes is the information that would be material to investors. Consequently, the Company provides its assessment of the difficulty of achieving various levels of payout, as described in more detail below. The Company does not believe that the targets are material in light of the many complex permutations that may result in the same or similar payouts to the named executive officers.

Confidential Treatment Requested

by Qwest Communications International Inc.

Difficulty of Achieving Undisclosed Performance Targets

The Company states on page 28 that payout at the 80% level should be achievable, payout at the 100% level is challenging and payout at the 150% level is difficult. Providing additional guidance as to how difficult it is for an officer to achieve the various payout levels, the Company also includes the historical information that bonuses were paid out under the bonus plan in 5 of the last 6 years and that the corporate performance percentage in those 5 years averaged 94%. The Company believes that these disclosures are responsive to the requirement that it discuss how difficult it will be for an officer to achieve the various payout levels.

Qualitative Performance Measures

As detailed below, the Company believes that the disclosure on pages 28-29 describes in all material respects how the named executive officers’ achievement levels are determined for targets that are not stated in quantitative terms.

Imperatives

With respect to imperatives, the imperative targets are stated in qualitative terms (such as excellent, good, satisfactory and poor) and are recommended by management, including the CEO. Because assessing actual performance is subjective, the Company disclosed that the Committee gives significant consideration to management’s recommendations. As the assessment of whether specific imperatives are met is subjective, the Company does not believe that there is other material information it can provide with respect to the assessment of whether the imperative targets are met beyond the statement that the Committee makes a subjective determination, giving significant consideration to management’s recommendations.

Individual Performance

With respect to individual performance, the analysis of which is also subjective, the Company discloses that the Committee evaluated the executives’ overall performance compared to pre-established performance objectives and the executives’ behavior in view of Qwest’s brand attributes and values. The Company details on page 29 that in determining Mr. Notebaert’s individual performance percentage the Committee considered the Company’s financial performance (including exceeding cash flow and net income targets, achieving our first year of profitability and strengthening our balance sheet), improved credit ratings, improved customer service ratings, significant advancement in resolving outstanding litigation and continued progress in leveling the competitive environment in the regulatory arena. The Company believes that the detailed explanations provided in the 2007 proxy statement regarding the factors considered by the Committee in determining Mr. Notebaert’s individual

Confidential Treatment Requested

by Qwest Communications International Inc.

performance percentage provide all of the material information with respect to how his achievement levels were determined. With respect to the other named executive officers, the Company disclosed that the Committee determined their individual performance percentages by considering recommendations from Mr. Notebaert based on his evaluation of their individual contributions to the accomplishments detailed for Mr. Notebaert and summarized above. The Company believes that this disclosure provides all of the material information with respect to how the individual performance percentages of the other named executive officers were determined.

Competitive Harm and Disclosure Obligation

As a general matter, the Company’s performance targets are not likely to vary materially from year to year. Consequently, the Company believes that its performance targets for revenue, net income and cash flow, as well as capital and operating margin for the network and information technologies business unit (in the case of Mr. Allen) and revenue and operating margin for the mass markets business unit (in the case of Ms. Kruger) are confidential commercial and financial information, the disclosure of which would cause competitive harm to the Company. Please see the Company’s response to Comment No. 6 below, under the heading “Competitive Harm and Disclosure Obligation.”

6.                                      You disclose when the compensation committee establishes performance targets for the fiscal year. To the extent you have available information regarding such targets for the current fiscal year because you already have set the targets, please disclose them in your Compensation Discussion and Analysis. See Instruction 2 to Regulation S-K Item 402(b)(2).

Response:

For the reasons described below, the Company does not believe that it would be appropriate to disclose its current-year performance targets.

Current-Year Performance Targets Are Not Relevant to Preceding-Year Compensation

The Company does not believe that disclosure of current fiscal year targets is relevant to the discussion of compensation for 2006. Instruction 2 to Item 402(b) of Regulation S-K states that the CD&A should be of the information contained in the tables and otherwise disclosed pursuant to that item. The tables and discussion in the 2007 proxy statement relate only to 2006 compensation for the named executive officers. The Company acknowledges that CD&A should also cover actions regarding executive compensation that were taken after the end of the Company’s last fiscal year, but believes such discussion to be appropriate only if the actions “affect a fair understanding” of the named executive officers’ compensation for the last fiscal year based on the guidance included in Instruction

Confidential Treatment Requested

by Qwest Communications International Inc.

2 and provided by John W. White in an October 9, 2007 speech(1). The Company included in the 2007 proxy statement a discussion of certain actions related to executive compensation that were taken after the end of fiscal 2006, including the discussion of bonus plan payouts that were paid in 2007 based on 2006 performance, because those actions affected an understanding of the named executive officers’ compensation for 2006. The Company does not believe that disclosure of the current year’s performance targets affects a fair understanding of the named executive officers’ compensation for the prior fiscal year. In his October 9, 2007 speech, Mr. White provided two examples of when a subsequent year’s performance targets might affect a fair understanding of a named executive officers’ compensation for the last fiscal year: multi-year compensation plans and instances where targets vary materially from year to year.(2)  As disclosed in the 2007 proxy statement, the incentive plan is an annual plan, and performance targets for all measures other than the qualitative imperatives measure are derived each year from the Company’s financial budgets for the year as well as recommendations from management. In general, the targets are not likely to vary materially from year to year, and the setting of the current year’s performance targets does not affect how the Company makes compensation determinations for the previous fiscal year. The Company further does not believe discussion of the current year’s performance targets for the named executive officers is practical because the identity of the named executive officers for the current year is not determined until the end of the current year, and may include executives not discussed in the CD&A relating to compensation decisions in the prior year.

Immateriality of Performance Targets

For the same reasons set forth above in the Company’s response to Comment No. 5, the Company does not believe that disclosure of the current year performance targets would be material to an investor’s understanding of the incentive plan compensation of the named executive officers.

Competitive Harm and Disclosure Obligation

The Company also believes that current-year performance targets for its revenue, net income and cash flow, as well as capital and operating margin for the network and information technologies business unit (in the case of Mr. Allen) and revenue and operating margin for the mass markets business unit (in the case of Ms. Kruger) are confidential commercial and financial information, the disclosure of which would cause competitive harm to the Company. The Company therefore

(1)          John W. White, Where's the Analysis, Speech at The 2nd Annual Proxy Disclosure Conference, San Francisco, California (October 9, 2007), available at www.sec.gov/news/speech/2007/spch100907jww.htm.

(2)          Id.

Confidential Treatment Requested

by Qwest Communications International Inc.

believes that such targets are entitled to confidential treatment under established case law.

Instruction 4 to Item 402(b) of Regulation S-K states that registrants are not required to disclose target levels with respect to specific quantitative performance related factors involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm to the registrant. This instruction is derived from Exemption 4 of the Freedom of Information Act (“Exemption 4”),(3) which exempts from public disclosure information that is (1) commercial or financial, (2) obtained from a person, and (3) privileged or confidential.(4)  These requirements are discussed in more detail below.

Commercial and Financial Information

Current-year performance targets are commercial and financial information. The United States Court of Appeals for the District of Columbia Circuit has held that “the terms ‘commercial’ and ‘financial’ .. . . should be given their ordinary meanings.”(5)  Further, information qualifies as “commercial” if it “pertain[s] or relat[es] to or deal[s] with commerce.”(6)  The United States District Court for the District of Columbia has held that information relating to financial and other expenses of a company may be exempt from disclosure.(7)  In addition, pricing information, cost information and other financial data have been held to constitute protected “commercial or financial information.”(8)  Based on the ordinary meanings of the terms, current-year performance targets clearly constitute “commercial” and “financial” information.

Obtained From a Person

A company is a “person” under Exemption 4,(9) and therefore because the current year performance targets are obtained from the Company, they are obtained from a person.

Confidential Information

(3)          5 U.S.C. § 552(b)(4).

(4)          National Parks & Conservation Ass'n v. Morton, 498 F.2d 765, 766 (D.C. Cir. 1974).

(5)          Public Citizen Health Research Group v. FDA, 704 F.2d 1280, 1290 (D.C. Cir. 1983).

(6)          American Airlines, Inc. v. Nat’l Mediation Bd., 588 F.2d 863, 870 (1978).

(7)          Cortez III Serv. Corp., Inc. v. NASA, 921 F. Supp. 8, 10, 13 (D.D.C. 1996).

(8)          See Landfair v. United States Dep't of the Army, 645 F. Supp. 325, 328 (D.D.C. 1986); Timken Co. v. United States Customs Serv., 491 F. Supp. 557, 559-60 (D.D.C. 1980).

(9)          Allnet Communication Servs., Inc. v. FCC, 800 F. Supp. 984, 988 (D.D.C. 1992).

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by Qwest Communications International Inc.

Information is “confidential” under Exemption 4 if its disclosure is likely to “cause substantial harm to the competitive position of the person from whom the information was obtained.”(10)  In National Parks and Conservation Association v. Kleppe,(11) the court stated that in order to demonstrate “substantial competitive harm,” a party must show that it actually faces competition and that substantial competitive injury would likely result from disclosure. As detailed in Item 1 of Part I of the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, under the heading “Competition,” the Company faces competition in providing its services. The Company believes that substantial competitive injury would result from disclosure of current-year performance targets.

The Court in National Parks stated that the information in that case qualified as competitively sensitive because its disclosure “would provide competitors with valuable insights into the operational strengths and weaknesses”(12) and “[s]uppliers, contractors, labor unions and creditors, too, could use such information to bargain for higher prices, wages or interest rates, while [competitors who were not similarly required to disclose such information] would not be similarly exposed.”(13)  The Securities and Exchange Commission (the “Commission”) has also acknowledged the need for confidential treatment of sensitive terms of business agreements for these same reasons.(14)  As described in the proxy statement, performance targets are derived from the Company’s confidential financial budgets.

[***Confidential treatment requested for the paragraph below:

Redacted

End of request for confidential treatment***]

Given the ability of competitors to use current-year performance targets in ways that would be competitively harmful to the Company, the Company does not believe it would be in the interests of its shareholders to disclose such targets.

(10)    National Parks & Conservation Ass'n v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974).

(11)    547 F.2d 673 (D.C. Cir. 1976).

(12)    Id. at 684.

(13)    Id.

(14)    See In re Freedom of Information Act Appeal of Samuel Schulman, FOIA Release No. 97, 42 SEC Docket 343 (Nov. 16, 1988) (agreeing that disclosure would hinder the company's negotiating position in future deals with other companies); In re Freedom of Information Act Appeal of William C. Hou, FOIA Release No. 102, 42 SEC Docket 1069 (Jan. 23, 1989) (agreeing that the information was exempt from disclosure because disclosure would expose the details of the company's venture to its competitors and cause serious harm to its competitive position and business dealings).

Confidential Treatment Requested

by Qwest Communications International Inc.

Post-Employment Considerations, page 30

7.                                      We note the various arrangements you have with the named executive officers and various scenarios described in the section starting on page 42. Please discuss how these arrangements fit into your overall compensation objectives and affected the decisions you made regarding other compensation elements. Also, discuss why the termination payment arrangements contain the terms and payout levels set forth in your disclosure.

Response:

The Company states on page 30 that retirement and pension plan benefits are provided to allow the Company to remain competitive in attracting and retaining qualified executives. The Company states on pages 30-31 that severance and change in control benefits are intended to preserve executive productivity and encourage retention in an actual or potential change in control of the Company, and that the importance of these benefits increases with position and level of responsibility. We believe that this disclosure makes clear how these benefits fit within the Company’s overall compensation objectives disclosed on page 25, namely attracting and retaining talented executives and increasing compensation with position and responsibility.

While the Committee periodically considers post-employment compensation benefits in assessing the Company’s ability to attract and retain executives, these benefits do not factor into or affect the Committee’s decision regarding other elements of compensation. If in the future there is a material relationship between the post-employment benefits and other elements of compensation, the Company will describe that relationship in the CD&A.

As described on page 31, the severance and change in control benefits for Messrs. Notebaert, Shaffer and Allen were individually negotiated when they were hired in 2002, and Messrs. Notebaert and Shaffer negotiated additional benefits in 2005. As described on page 30, Messrs. Notebaert, Shaffer and Allen are entitled to additional pension benefits that were negotiated at the time of their hire in 2002 that were tied to the benefits they were entitled to at their previous employer. As the terms and payout levels in the termination benefits for these named executive officers were individually negotiated and were important factors in allowing the Company to attract and retain Messrs. Notebaert, Shaffer and Allen, we believe the disclosure explains in all material respects why the termination payment arrangements for Messrs. Notebaert, Shaffer and Allen contain the specific terms and payout levels described in the 2007 proxy statement.

With respect to Mr. Baer and Ms. Kruger, we disclose on page 31 that the severance and change in control benefits to which they are entitled are consistent with the benefits provided to all executive vice presidents (other than Mr. Allen)

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by Qwest Communications International Inc.

pursuant to the Company’s standard severance agreement for employees at the executive vice president level. The severance and change in control benefits in these agreements are based on available market data.

Summary Compensation Table, page 34

8.                                      It appears that you have not included the full discussion regarding stock options valuation assumptions from your Form 10-K in the notes to the summary compensation table and that, in some cases, you have used different assumptions. Instruction 1 to Item 402(c)(2)(v) and (vi) states that you should disclose all assumptions made in the valuation of awards in the stock awards and option awards column of the summary compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis. Please provide this information. In addition, tell us in your response letter why there are differences in the restricted stock valuation assumption discussion in your proxy statement compared to the pertinent discussion in the notes to your financial statements in your Form 10-K.

Response:

Consistent with Instruction 1 to Regulation S-K Item 402(c)(2)(v) and (vi), we included on pages 34 and 35 a footnote to the Summary Compensation Table that discloses all assumptions made in the valuation of plan awards to named executive officers. In future filings, we will also include a more specific reference to the discussion of assumptions included in our financial statements or our management’s discussion and analysis. The more specific reference will identify a particular note to our financial statements or a particular paragraph in our management’s discussion and analysis.

With regard to your comment respecting restricted stock valuation assumptions, please note that we disclosed in both our 2007 proxy statement and our 2006 consolidated financial statements that restricted stock that is not subject to market-based vesting conditions is valued at our common stock’s closing price on the date of grant. Please see Note 2 to the Summary Compensation Table of our 2007 proxy statement (on page 35) and Note 3 to our 2006 consolidated financial statements (on page 72 of our 2006 Form 10-K). Given this methodology, different valuations of restricted stock are simply the result of different grant dates.

Please note that, with regard to stock awards to Messrs. Notebaert and Shaffer that were subject to market-based vesting conditions, the valuation assumptions set forth in Note 3 to our consolidated financial statements in our 2006 Form 10-K are identical to the valuation assumptions set forth in Note 2 to the Summary

Confidential Treatment Requested

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Compensation Table in our 2007 proxy statement. We therefore believe that your comment respecting divergent valuation assumptions was intended to apply to the stock option awards to our other named executive officers. Please note that, with regard to stock option awards to our other named executive officers, Note 2 to the Summary Compensation Table sets forth the valuation assumptions that applied to those particular stock option grants. These valuation assumptions differ from those in Note 3 to our consolidated financial statements only because Note 3 sets forth weighted-average assumptions that applied to the full universe stock option awards (other than those subject to market-based vesting conditions) that we granted to our employees. We believe that it is common practice for companies to list weighted-average valuation assumptions in their financial statements when they grant stock option awards to numerous employees on multiple grant dates. We also believe that it is appropriate to disclose in our proxy statement the particular valuation assumptions that apply to the relatively few stock option grants that are made to our named executive officers.

9.                                      You disclose on pages 31 and 34 that you provide “flexible benefit payments” and that these payments are made “in lieu of various perquisites commonly paid to executive officers.”  As the flexible benefits payments may be used to afford each executive multiple kinds of perquisites or personal benefits, it appears that Instruction 4 to Regulation S-K Item 402(c)(2)(ix) applies. Therefore, please disclose the perquisite or personal benefit by type, since the total value for each named executive officer exceeds $10,000. See Section II.C.1.e.i. of Securities Act Release No. 33-8732A. Also, quantify and disclose in a footnote each perquisite or personal benefit afforded by the flexible benefit payment that exceeds the greater of $25,000 or 10% of the total amount of perquisites and personal benefits required to be reported under Item 402(c)(2)(ix).

Response:

Please note that the Company provides its executive officers with flexible benefit payments — i.e., additional cash payments — precisely for the purpose of obviating any need to negotiate and then provide perquisites of the sort commonly paid to executive officers. Once the Company provides a flexible benefit payment to an executive officer, it has no control over, and no knowledge of, how the executive officer uses this cash. The executive officer may use this cash for any purpose he or she chooses. We therefore respectfully disagree with the notion that Instruction 4 to Regulation S-K Item 402(c)(2) applies to these payments.

Pension Benefits, page 40

10.                               You state on page 42 that, “[i]f Messrs. Notebaert and Allen retired on December 31, 2006 and took their benefits immediately, the benefits under the employment agreements would increase . . . .”  Since these officers may

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by Qwest Communications International Inc.

retire at an earlier age than the normal retirement age without any benefit reduction under the employment agreement, please use the younger age for determining the accumulated benefit in the table. See Question 9.02 of Item 402 of Regulation S-K Compliance and Disclosure Interpretations available on our website. You may include the older age as an additional column.

Response:

Please be advised that the sentence you reference in this comment was intended to disclose that, if these executive officers had retired on December 31, 2006, they would have received lump sum payments on that date in excess of the amounts of the then present values of their accumulated pension benefits under their employment agreements. In the interests of full and complete disclosure, we considered it appropriate to disclose the actual lump sum payment amounts that these executives would have received in connection with a December 31, 2006 retirement, and not simply the present values of their accumulated pension benefits on that date.

We calculated the present values of these executives’ accumulated pension benefits in a manner consistent with Question 9.01 of Item 402 of Regulation S-K Compliance and Disclosure Interpretations. The methodology for this calculation, we note, is different from the methodology for the calculation of a lump sum payment. On a given date, the lump sum payment calculation may yield an amount greater or lesser than the present value of the accumulated pension benefit. As measured by the present values of their accumulated pension benefits under their employment agreements, these executive officers would have experienced a reduction in benefits in connection with a retirement on December 31, 2006. Under the pension provisions in these employment agreements, the earliest time at which an executive officer may retire without any benefit reduction — as measured by the present value of their accumulated benefits — is age 65. If the executive retires prior to age 65, his benefit is reduced to the present value of the annuity otherwise payable at age 65. Consistent with the foregoing, we disclosed in the same paragraph that included the sentence you reference that, under these employment agreements, “the present value of accumulated benefit equals the benefit payable as a lump sum at age 65, discounted from age 65 to December 31, 2006 at the applicable FAS 87 discount rate for December 31, 2006.”

We acknowledge (i) that Qwest is responsible for the adequacy and accuracy of the disclosures in our filings; (ii) staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking action with respect to a filing; and (iii) Qwest may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Confidential Treatment Requested

by Qwest Communications International Inc.

Please do not hesitate to contact the undersigned at 303-992-6244 (telephone) or 303-296-2782 (facsimile) regarding any further questions or comments or to discuss any of the above responses.

Sincerely,

/s/ Stephen E. Brilz

Stephen E. Brilz
Vice President and Deputy General Counsel,
Securities and Corporate Governance, on
behalf of Qwest Communications
International Inc.

cc:           Edward A. Mueller

James A. Unruh

Richard N. Baer

John W. Richardson

Teresa A. Taylor